                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                       SYNAPTIC PHARMACEUTICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87156R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Peter Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 3, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------
CUSIP No. 87156R109
--------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   2,167,535
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,167,535
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,167,535
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 87156R109
--------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   2,167,535
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,167,535
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,167,535
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 87156R109
--------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   2,167,535
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,167,535
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,167,535
---------- ---------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share of Synaptic Pharmaceutical Corporation, a Delaware corporation (the "Company"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 215 College Road, Paramus, NJ 07652.

Item 2. Identity and Background.

(a) This statement is filed by the Reporting Persons. The Reporting
Persons are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of WP VIII is WP. WP LLC manages WP VIII. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and

WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on
Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP VIII is that of making venture capital and related investments. The principal business of WP is acting as general partner of WP VIII, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds. The principal business of WP LLC is acting as manager of WP VIII, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and certain related funds.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of August 2, 2001, by and between WP VIII, David Hirsh and the Company,(1) WP VIII purchased 9,398 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") at a price of $1,000 per share, with the purchase price paid in cash on August 3, 2001 (the "Initial Closing"). Each share of Series B Preferred Stock is convertible into Common Stock at an initial conversion price of $4.3358 and at an initial conversion rate of 230.6379 shares of Common Stock for each share of Series B Preferred Stock converted, in each case subject to certain adjustments as set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of Synaptic Pharmaceutical Corporation, attached hereto as
Exhibit 3 (the "Certificate of Designations").

     The total amount of funds required to purchase the Series B Preferred Stock on the Initial Closing (the "Initial Closing Shares") pursuant to the Purchase Agreement was $9,398,000 and was furnished from the working capital of WP VIII. No additional funds

----------

(1) The Purchase Agreement was initially concluded by WP LLC on behalf of WP VIII and the rights and obligations of WP LLC under the Purchase Agreement have subsequently been assigned to and assumed by WP VIII pursuant to a Sale, Assignment and Assumption Agreement between WP LLC and WP VIII, dated August 6, 2001.

were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.

     Pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, WP VIII has agreed to acquire, in a subsequent closing, 25,452 shares the Company's Series C Convertible Preferred Stock (the "Series C Preferred Stock") at a price of $1,000 per share (the "Second Closing Shares," and together with the Initial Closing Shares, the "Shares). Each share of Series C Preferred Stock is convertible into Common Stock at an initial conversion price of $5.9713 and at an initial conversion rate of 167.4677 shares of Common Stock for each share of Series C Preferred Stock converted, in each case subject to certain adjustments as set forth in the Certificate of Designations. The total amount of funds that will be required to purchase the Second Closing Shares will be approximately $25,452 million, for an anticipated aggregate of $34,850 million for the purchase of all Shares. The funds for the purchase of the Additional Shares will be furnished from the working capital of WP VIII.

     The Purchase Agreement also made provisions for the Company to sell up to an additional 1,618 shares of Series B Preferred Stock and 4,382 shares of Series C Preferred Stock (collectively, the "Additional Shares") to other investors within a specified period of time. If such Additional Shares were not contracted to be sold by the Company to a third party within the time specified, WP VIII was obligated to purchase these Additional Shares at the Second Closing. On August 7, 2001, the Company agreed to sell the Additional Shares to Ziff Asset Management Company L.P. ("ZIFF"), an entity unaffiliated with the Reporting Persons, pursuant to the terms of the Purchase Agreement.

Item 4. Purpose of Transaction.

     The purchases by WP VIII of the securities of the Company as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Subject to the limitations imposed by the Company's Rights Agreement, dated December 11, 1995 (the "Rights Agreement"), to the extent such provisions have not been rendered inapplicable in accordance with the Purchase Agreement (as described below), and depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, and subject to the Rights Agreement, may decide at any time to increase or to decrease the size of their investment in the Company.

                              AGREEMENT TO PURCHASE
              SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK

         WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase the amount of Initial Closing Shares and the amount of Additional Shares described in Item 3 above.

     The Company may redeem the Shares at any time after the second anniversary of the date of initial issuance of each series of Shares, provided, that prior to the eighth anniversary of the date of issuance of the Series B Preferred Stock and the Series C Preferred Stock, respectively, the Company may only redeem the Shares if the closing price per share of Common Stock for any twenty
(20) consecutive trading days ending within ten (10) business days of the date on which notice of such redemption is given to the holders of the Shares, shall have been at least 200% of the conversion price in effect on such date. If the Shares have not been so redeemed, the Company is obligated, on the eighth anniversary of the issuance of the Series B Preferred Stock and the Series C Preferred Stock, respectively, to redeem the number of Shares equal to fifty percent (50%) of the Shares outstanding on such date. On the ninth anniversary of such respective initial issuance, the Company is obligated to redeem all remaining Shares.

     As set forth in the Certificate of Designations, holders of Shares are entitled to vote such Shares, together with the holders of Common Stock as a single class, on an as converted basis with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of Directors. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding Shares, amend, alter or repeal the preferences, special rights or other powers of the Shares so as to affect adversely the Shares.

     Rights Agreement. Pursuant to the Purchase Agreement, the board of directors of the Company (the "Board") rendered provisions of the Rights Agreement inapplicable so as to allow WP VIII to purchase and beneficially own (within the meaning of Rule 13d-3 of the Exchange Act) up to 17% of the Company's Common Stock after the Initial

Closing and to purchase and beneficially own (within the meaning of Rule 13d-3 of the Exchange Act) up to 41% of the Company's Common Stock after the Second Closing.

     Board Representation. The terms of the Shares, as set forth in the Certificate of Designations, provide for holders of the Shares to elect two members to the Board, voting separately as a class. This provision remains in effect for so long as at least 60% of the Shares remain issued and outstanding after the Second Closing, or, if the Second Closing does not occur, after the Initial Closing. Thereafter, holders of the Shares will have the rights to vote for the election of directors on an as converted basis together with the holders of the Common Stock as a single class. Pursuant to the terms of the Purchase Agreement, the Company has agreed, that from and after the Initial Closing, and for so long as WP VIII owns at least 75% of the Common Stock issued to WP VIII pursuant to the Purchase Agreement (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of the Shares) it will nominate and use its best efforts to cause to be elected and to cause to remain as a director on the Board two persons designated by WP VIII, and that it will similarly nominate and use its best efforts to elect one director for so long as WP VIII owns less than 75% but more than 25% of such shares of Common Stock. Any director elected separately by the holders of the Shares will be a director deemed to satisfy of the Company. The initial designees of WP VIII, Jonathan Leff and Stewart Hen, were appointed to the Board effective as of the Initial Closing. Mr. Leff is a member of WP LLC and a partner of WP; Mr. Hen is a vice president of WP LLC.

     Registration of Shares of Common Stock for Resale. Pursuant to the terms of the Purchase Agreement, the Company has agreed to prepare and file with the SEC, 10 days after the Second Closing, or if the Second Closing shall not occur, 10 days after the meeting at which the Company's stockholders did not approve the sale of the shares to be issued at the Second Closing, a registration statement on Form S-3 to enable the resale of the Shares by WP VIII, its Affiliates and any subsequent transferee.

     The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is set forth as
Exhibit 2 and is incorporated herein by reference.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the

Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of August 3, 2001, the Reporting Persons beneficially own shares of Common Stock by virtue of their ownership of Series B Preferred Stock. Assuming full conversion of the shares of Series B Preferred Stock held by WP VIII, as of such date, WP VIII may be deemed to beneficially own 2,167,535 shares of Common Stock, representing approximately 16.5% of the outstanding Common Stock, based on the 10,942,222 shares of Common Stock outstanding as of August 1, 2001 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date). By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 2,167,535 shares of Common Stock, representing approximately 16.5% of the outstanding Common Stock.

     As described in Item 3, pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including the affirmative vote of the stockholders of the Company approving the transaction, WP VIII will be obligated to purchase 25,452 shares of Series C Preferred Stock. Assuming the consummation of that transaction, assuming full conversion of the Shares and assuming that no other shares of Common Stock were sold by the Company in the interim, upon the Second Closing, each of the Reporting Persons would be deemed to own 37% of the Company's then outstanding Common Stock.

     WP VIII shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,167,535 shares of Common Stock it may be deemed to beneficially own. Each of the Reporting Persons shares with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,167,535 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Other than the acquisition of the Initial Closing Shares, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (c) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of August 2, 2001 and is described in Item 3, Item 4 and Item 5 above. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2 hereto.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement

     2. Securities Purchase Agreement, dated as of August 2, 2001, by and between WP LLC, David Hirsh and the Company, together with the Assignment and Assumption Agreement between WP VIII and WP LLC, dated August 6, 2001.

     3. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of Synaptic Pharmaceutical Corporation.

     4.   Power of Attorney.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 2001                   WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott Arenare
                                                ------------------------------
                                                Name:  Scott Arenare
                                                Title:  Attorney in Fact


Dated: August 9, 2001                   WARBURG, PINCUS & CO.

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Attorney in Fact


Dated: August 9, 2001                   WARBURG PINCUS LLC

                                        By: /s/ Scott Arenare
                                            ------------------------------
                                        Name:  Scott Arenare
                                        Title: Vice President

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Private Equity VIII ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
            NAME                       WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Senior Managing Director of
                           WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Executive Managing Director
                           of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman of
                           the Board and Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------

---------------------
* New York limited partnership; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
           NAME                        WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Senior Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Executive Managing Director of WP LLC;
                           Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman of the Board and Chief
                           Executive Officer of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

                          -----------------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
            NAME                       WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------

(1)      Citizen of France
(2)      Citizen of Japan
(3)      Citizen of Germany
(4)      Citizen of Korea
(5)      Citizen of Italy
(6)      Citizen of India
(7)      Citizen of United Kingdom
(8)      Citizen of Canada
(9)      Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

                                  Exhibit Index

Exhibit 1.          Joint Filing Agreement

Exhibit 2. Securities Purchase Agreement, dated as of August 2, 2001, by and between WP LLC, David Hirsh and the Company, together with the Assignment and Assumption Agreement between WP VIII and WP LLC, dated August 6, 2001.

Exhibit 3. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of Synaptic Pharmaceutical Corporation.

Exhibit 4.          Power of Attorney.